Exhibit 99.1

Execution Version

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made and entered into as of January 3, 2022 by and among Enzo Biochem, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, the “Radoff Parties”) (each of the Company and the Radoff Parties, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and the Radoff Parties have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Radoff Parties have a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) interest in the common stock, $0.01 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 4,298,100 shares, or approximately 8.9% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, the Radoff Parties submitted a letter to the Company on September 7, 2021 (as supplemented by that certain letter to the Company dated September 29, 2021, the “Nomination Letter”) nominating a slate of director candidates to be elected to the Company’s board of directors (the “Board”) at the 2021 annual meeting of shareholders of the Company (the “2021 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and the Radoff Parties have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Matters and Related Agreements.

(a) Board Appointments. The Company agrees that immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to (A) accept the resignations tendered by the current Class I members of the Board (as disclosed in the Company’s proxy statement with respect to its 2020 annual meeting of shareholders) as directors of the Company, who the Company hereby represents have submitted, or shall no later than the date hereof submit, letters of resignation to the Board that will become effective immediately prior to the appointment of the New Directors (as defined below) to the Board and (B) appoint Hamid Erfanian and Bradley L. Radoff (each a “New Director” and collectively, the “New Directors”) as Class I members of the Board, each with a term expiring at the 2021 Annual Meeting. The Company agrees that it will nominate the New Directors for election at the 2021 Annual Meeting as directors and will recommend, support and solicit proxies for the election of the New Directors at the 2021 Annual Meeting in the same manner as it traditionally recommends, supports and solicits proxies for the election of the Company’s other director nominees.

(b) Declassification. The Company agrees that immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to seek the approval of the Company’s shareholders at the 2021 Annual Meeting of an amendment to the Company’s Certificate of Incorporation (as amended, the “Charter”) to declassify the structure of the Board (the “Declassification Proposal”) such that directors standing for election at and subsequent to the 2021 Annual Meeting shall stand for election to one-year terms (with it being acknowledged and agreed that if the Declassification Proposal is approved by the Company’s shareholders in accordance with the Charter and the Business Corporation Law of the State of New York (the “NYBCL”), then the Company’s Class I directors (including the New Directors) will be elected at the 2021 Annual Meeting with terms of office expiring at the 2022 annual meeting of shareholders of the Company (the “2022 Annual Meeting”)).  The Board shall recommend in favor of, and use its reasonable best efforts to solicit shareholder approval of, the Declassification Proposal at the 2021 Annual Meeting.

(c) Replacements. If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director (a “Vacancy”) at any time prior to the expiration of the Standstill Period (as defined below), provided that at such time the Radoff Parties beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of (i) 4.5% of the Company’s then-outstanding Common Stock and (ii) 2,181,230 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), the Radoff Parties shall have the ability to recommend to the Board within 5 business days of such Vacancy a person to be a replacement director in accordance with this Section 1(c) (any such replacement nominee who meets the criteria set forth in the next sentence, when appointed to the Board, shall be referred to as a “Replacement Director”). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to New York Stock Exchange (“NYSE”) listing standards and (C) have the relevant financial and business experience to be a director of the Company (a “Qualified Nominee”). The Nominating/Governance Committee of the Board (the “Nominating Committee”) shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within five (5) business days after (i) such nominee has submitted to the Company the documentation required by Section 1(g)(v) and (ii) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Nominating Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(c) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after the Radoff Parties’ submission of such nominee. In the event the Nominating Committee does not accept a person recommended by the Radoff Parties as the Replacement Director (such acceptance not to be unreasonably withheld with respect to a Qualified Nominee), the Radoff Parties shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(c), the Parties shall continue to follow the procedures of this Section 1(c) until a Replacement Director is elected to the Board. Subject to NYSE rules and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to NYSE rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, the other New Director will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(c) replacing a New Director prior to the mailing of the Company’s definitive proxy statement for the 2021 Annual Meeting shall stand for election at the 2021 Annual Meeting together with the other director nominees.

(d) Director Committee Appointments. The Board has requested to Mr. Radoff that Mr. Radoff serve, and Mr. Radoff has agreed to serve, as (i) the Chairman of the Audit Committee of the Board and (ii) a member of the Nominating Committee. Subject to NYSE rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, each committee and subcommittee of the Board, including any new committee(s) and subcommittee(s) that may be established, shall include at least one (1) New Director (or a Replacement Director). Without limiting the foregoing, the Board shall give each of the New Directors the same due consideration for membership to any committee of the Board as any other director.

(e) Board Compensation and Other Benefits. The Company agrees that Mr. Radoff (or any Replacement Director) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board and (C) such other benefits on the same basis as all other non-management directors on the Board.

(f) Board Policies and Procedures. Each Party acknowledges that the New Directors (or any Replacement Director), upon appointment to the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board.

(g) Additional Agreements.

(i) The Radoff Parties hereby irrevocably (A) withdraw the Nomination Letter and any demand for the books and records of the Company and, (B) for the duration of the Standstill Period, agree not to demand the books and records of the Company; provided that the foregoing shall not apply to any action of Mr. Radoff to the extent he is acting solely in his capacity as a director of the Company.

(ii) The Radoff Parties shall comply, and shall cause each of their controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(iii) During the Standstill Period, except as otherwise expressly provided herein, the Radoff Parties shall not, and shall cause each of their controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders, (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s shareholders, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s shareholders. The Radoff Parties shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(g)(iii).

(iv) The Radoff Parties shall appear in person or by proxy at the 2021 Annual Meeting and vote all shares of Common Stock beneficially owned by the Radoff Parties at the 2021 Annual Meeting (i) in favor of all directors nominated by the Board for election, (ii) in favor of the Declassification Proposal and (iii) otherwise in accordance with the recommendations of the Board; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors or the Declassification Proposal), the Radoff Parties shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation, provided, further, that the Radoff Parties shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of shareholders of the Company.

(v) The Radoff Parties acknowledge that, prior to the date of this Agreement, if requested by the Company, each New Director, and prior to any appointment, each Replacement Director, shall submit to the Company a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation applicable to directors of the Company.

(vi) The Company agrees that immediately following the appointment of the New Directors, the Board shall convene to appoint the Chairman of the Board.

(vii) The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2021 Annual Meeting, that each of the New Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures.

2.	Standstill Provisions.

(a) The Radoff Parties agree that, from the date of this Agreement until the earlier of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of shareholder nominations for the Company’s 2022 Annual Meeting pursuant to the Company’s Amended and Restated Bylaws, as amended, or (y) the date that is one hundred twenty (120) calendar days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”), the Radoff Parties shall not, and shall cause each of their controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

(ii) form, join, or in any way knowingly participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of the Common Stock (other than a “group” that includes all or some of the Radoff Parties but does not include any other entities or persons that are not Radoff Parties as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of the Radoff Parties to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii) deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the Radoff Parties and otherwise in accordance with this Agreement;

(iv) seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors (except as specifically permitted in Section 1), in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent the Radoff Parties or their Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2022 Annual Meeting so long as such actions do not create a public disclosure obligation for the Radoff Parties or the Company and are undertaken on a basis reasonably designed to be confidential;

(v) (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Radoff Parties and the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party or (E) call or seek to call a special meeting of shareholders;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders with respect to the appointment, election or removal of director(s), except in accordance with Section 1;

(viii) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis, or as awarded or granted to Mr. Radoff with respect to his service as a director of the Company), directly or indirectly, by purchase or otherwise, any security of the Company, including any option, warrant, convertible security, stock appreciation right or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that, inter alia, includes, relates to or derives any significant part of its value from a change in the market price or value of the securities of the Company, which would result in the Radoff Parties beneficially owning 9.9% or more of the then-outstanding shares of Common Stock in the aggregate;

(ix) except as expressly provided elsewhere in this Agreement, grant any proxy, consent or other authority to vote with respect to any matter (other than to the named proxies included in the Company’s proxy card for an annual meeting or a special meeting); or

(x) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Except as expressly provided in Section 1 or Section 2(a), the Radoff Parties shall be entitled to (i) vote any shares of Common Stock that they beneficially own as the Radoff Parties determine in their sole discretion and (ii) disclose, publicly or otherwise, how they intend to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(c) Notwithstanding anything in Section 2(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict the Radoff Parties from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with shareholders of the Company and others in a manner that does not otherwise violate Section 2(a) or Section 12, or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Radoff Parties.

(d) Nothing in Section 2 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any New Director (or a Replacement Director) or existing director of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.	Representations and Warranties of the Company.

The Company represents and warrants to the Radoff Parties that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) prior to entering into this Agreement, the Board was composed of five (5) directors and there are no vacancies on the Board and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of the Radoff Parties.

The Radoff Parties represent and warrant to the Company that (a) the authorized signatory of the Radoff Parties set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind each of the Radoff Parties thereto, (b) this Agreement has been duly authorized, executed and delivered by the Radoff Parties, and assuming due execution by each counterparty hereto, is a valid and binding obligation of the Radoff Parties, enforceable against the Radoff Parties in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Radoff Parties as currently in effect, (d) the execution, delivery and performance of this Agreement by the Radoff Parties does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Radoff Parties, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, the Radoff Parties are deemed to beneficially own 4,298,100 shares of Common Stock, and (f) as of the date hereof, and except as set forth in clause (e) above, the Radoff Parties do not currently have, and do not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement). The Radoff Parties represent and warrant that all agreements between any of the Radoff Parties, on the one hand, and any New Director or Replacement Director (whether as of the date hereof or in the future), on the other hand, has been or shall be (as applicable) provided to the Company.

5.	Press Release; Communications.

Promptly following the execution of this Agreement, the Company and the Radoff Parties shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor the Radoff Parties shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor the Radoff Parties shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. The Radoff Parties acknowledge and agree that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. The Radoff Parties shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of the Radoff Parties. The Company acknowledges and agrees that the Radoff Parties may file this Agreement as an exhibit to its Schedule 13D with the SEC. The Company shall be given a reasonable opportunity to review and comment on such Schedule 13D filing made by the Radoff Parties with respect to this Agreement, and the Radoff Parties shall give reasonable consideration to any comments of the Company.

6.	Specific Performance.

Each of the Radoff Parties, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Radoff Parties, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, except that the Company shall reimburse the Radoff Parties for their reasonable documented expenses, including legal fees, incurred in connection with the negotiation and entry into this Agreement, the 2021 Annual Meeting and the matters related thereto, in an amount not to exceed $150,000.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Enzo Biochem, Inc.

527 Madison Avenue

New York, New York 10022

Attention: Hamid Erfanian
E-mail: HErfanian@enzo.com

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

Attention: Robert H. Cohen

Email: rcohen@mwe.com

If to the Radoff Parties:

Bradley L. Radoff
2727 Kirby Drive, Unit 29L

Houston, Texas 77098

Email: brad@fondrenlp.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Ryan Nebel; Rebecca Van Derlaske
Email: rnebel@olshanlaw.com; rvanderlaske@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the state or federal courts located in New York County in the State of New York. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	No Litigation.

During the Standstill Period, each Party hereby covenants and agrees that it shall not, and shall not permit any of its respective agents, subsidiaries, Affiliates, officers, key employees or directors to, directly or indirectly, alone or in concert with others, encourage, pursue or assist any other person to institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the other Party or any of its respective agents, subsidiaries, Affiliates, officers, key employees or current or former directors or officers (including derivative actions), except for (i) any action to enforce the provisions of this Agreement and (ii) any counterclaims with respect to any proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates in violation of this Agreement.

13.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter and supersedes and cancels all prior written, oral and implied agreements and understandings with respect to the subject matter of this Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and the Radoff Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Radoff Parties, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Radoff Parties. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate at the end of the Standstill Period. Notwithstanding the foregoing, the provisions of Section 6 through Section 11 and this Section 13 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ENZO BIOCHEM, INC.

By:	/s/ Barry Weiner
	Name:	Barry Weiner
	Title:	President

[Signature Page to Agreement]

THE RADOFF FAMILY FOUNDATION

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
BRADLEY L. RADOFF

[Signature Page to Agreement]

Exhibit A

Enzo Biochem, Inc. 527 Madison Avenue New York, NY 10022

FOR IMMEDIATE RELEASE

Hamid Erfanian and Bradley Radoff Appointed to Enzo Biochem’s Board of Directors

NEW YORK, NY, January 3, 2022 (GLOBE NEWSWIRE) -- Enzo Biochem, Inc. (NYSE: ENZ) (“Enzo” or the “Company”), a leading biosciences and diagnostics company, today announced the appointments of Hamid Erfanian and Bradley Radoff to the Company’s Board of Directors (the “Board”), effective immediately. The Company also announced that directors Dov Perlysky and Rebecca Fischer will step down from the Board immediately to facilitate a smooth transition for the new Board members. Dr. Mary Tagliaferri will become the Board’s lead independent director.

Dr. Mary Tagliaferri, Enzo’s lead independent director, stated, “As we plan for the future growth of the Company, we look forward to the contributions of our new Board members in successfully achieving our business objectives. On behalf of the entire Board, I also want to extend our appreciation to both Dov and Rebecca for their guidance and service to Enzo Biochem. We wish them well in their current and future business pursuits.”

Mr. Radoff added, “I am pleased to have reached a constructive agreement with Enzo Biochem and look forward to working with my fellow directors to unlock value for all stockholders.”

Messrs. Erfanian and Radoff will stand for election at Enzo Biochem’s upcoming annual meeting (the “Annual Meeting”). The Company will also place a Board declassification proposal on the agenda at the upcoming Annual Meeting.

In conjunction with these developments, the Company reached agreement with Mr. Radoff and his affiliates with respect to certain other matters. The full agreement with Mr. Radoff will be filed on Form 8-K with the U.S. Securities and Exchange Commission.

New Director Biographies

Mr. Erfanian was named Chief Executive Officer of Enzo Biochem in October 2021 and joined the Company in November 2021. He was most recently Chief Commercial Officer of EUROIMMUN, a PerkinElmer Company, and previously served as Chief Executive Officer of its US subsidiary. Prior to EUROIMMUN, Mr. Erfanian held executive and senior positions at several notable diagnostics companies including Diagnostica Stago, Beckman Coulter, and Abbott Laboratories. Earlier in his career, Mr. Erfanian worked at leading diagnostic laboratory testing companies Quest Diagnostics and Laboratory Corporation of America. He received his Bachelor’s Degree in Science and Mathematics from North Dakota State University and a Master of Business Administration from the Cox School of Business at Southern Methodist University.

Mr. Radoff is a proven investor and seasoned public company director with significant experience in the areas of corporate governance, capital allocation, operational turnarounds and strategic reviews. Mr. Radoff has held roles at some of the world’s top asset management firms and financial institutions, including Citadel and Third Point. He currently serves on the Board of VAALCO Energy, Inc. (NYSE: EGY), a Texas-based independent energy company, and Harte Hanks, Inc. (NASDAQ: HHS). Mr. Radoff previously served as a director of Support.com, Inc. (formerly NASDAQ: SPRT) and Pogo Producing Company (formerly NYSE: PPP). He graduated summa cum laude with a B.S. in Economics from The Wharton School at the University of Pennsylvania.

About Enzo Biochem

Enzo Biochem is a pioneer in molecular diagnostics, leading the convergence of clinical laboratories, life sciences and intellectual property through the development of unique diagnostic platform technologies that provide numerous advantages over previous standards. A global company, Enzo Biochem utilizes cross-functional teams to develop and deploy products, systems and services that meet the ever-changing and rapidly growing needs of health care today and into the future. Underpinning Enzo Biochem’s products and technologies is a broad and deep intellectual property portfolio, with patent coverage across a number of key enabling technologies.

For more information, please visit www.Enzo.com or follow Enzo Biochem on Twitter and
LinkedIn.

Forward-Looking Statements

Except for historical information, the matters discussed in this release may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include declarations regarding the intent, belief or current expectations of the Company and its management, including those related to cash flow, gross margins, revenues, and expenses which are dependent on a number of factors outside of the control of the Company including, inter alia, the markets for the Company’s products and services, costs of goods and services, other expenses, government regulations, litigation, and general business conditions. See Risk Factors in the Company’s Form 10-K for the fiscal year ended July 31, 2021. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results. The Company disclaims any obligations to update any forward-looking statement as a result of developments occurring after the date of this release.

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Enzo Biochem Contacts

For: Enzo Biochem:

David Bench, CFO
212-583-0100
dbench@enzo.com

For Media:

Lynn Granito
Berry & Company Public Relations
212-253-8881
lgranito@berrypr.com

For Investors:

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com

Radoff Contacts

Longacre Square Partners
Greg Marose / Bela Kirpalani, 646-386-0091
gmarose@longacresquare.com / bkirpalani@longacresquare.com